SURETY FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	800
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable- broker dealers		1,182
Change in accounts payable and accrued expenses		5,639
NET CASH PROVIDED BY OPERATING ACTIVITIES		7,621
NET INCREASE IN CASH AND CASH EQUIVALENTS		7,621
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		89,950
End of year	$	97,571

See accompanying notes